Exhibit 3.1

AMENDMENT TO THE AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
APPLE HOSPITALITY REIT, INC.

ARTICLE VII
 BOARD OF DIRECTORS

7.1          Terms of Directors. The number of directors of the Corporation shall be determined in accordance with the Bylaws. Until the 2020 annual meeting of shareholders, the directors of the Corporation shall be divided into three classes, each consisting of approximately one-third of the total number of directors. At the 2018 annual meeting of shareholders, the directors who shall be elected at the 2018 annual meeting to fill the directorships held by directors whose terms expire at the 2018 annual meeting shall be elected for one-year terms expiring at the 2019  annual meeting of shareholders; at the 2019 annual meeting of shareholders, the directors who shall be elected at the 2019 annual meeting to fill the directorships held by directors whose terms expire at the 2019 annual meeting shall be elected for one-year terms expiring at the 2020 annual meeting of shareholders; at the 2020 annual meeting of shareholders, the terms of all directors shall expire and at such annual meeting and at each annual meeting thereafter, all directors shall be elected for one-year terms expiring at the next annual meeting. From and after the 2020 annual meeting of shareholders, the directors shall no longer be divided into classes. Each director elected at the 2018 annual meeting of shareholders shall serve a one-year term as provided in this Article VII notwithstanding that the Articles of Amendment effecting these amendments to declassify the Board of Directors as provided herein may be filed with the Virginia State Corporation Commission after the 2018 annual meeting of shareholders at which such director was elected and these amendments were adopted by the shareholders.